May 27, 2008

Ms. Julie Sherman
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:  Material Technologies, Inc, File No. 33-23617
       Form 10-KSB for the year ended December 31, 2006
       Form 10-QSB for the quarter ended September 30, 2007

Dear Ms. Sherman,

I am in receipt of the Commission’s comments contained in its correspondence dated December 20, 2007 relating to the above filings.  My responses to these comments are as follows:

A.  Form 10-KSB for the year ended December 31, 2006

  Report of Independent Registered Public Accounting Firm, page F-1

Our auditors’ examined inception to date activity reflected in our statement of operations and cash flows referred to this period in their report dated April 7, 2008.

Consolidated Statements of Income, page F-4

  Loss on Settlement of Lawsuits

The referred to “loss on settlement of lawsuits” relate to the Beck matter in which the suit related to stock issuances and related equity transactions and we considered the settlement to be not part of our operations, and therefore we classified the loss in our statement of operations as other income (expense).

    Note 1 – Organization and Basis of Presentation, page F-16

  Additional shares issued in Monitoring Acquisition

Pursuant to Section 2.02(d) of the Agreement and Plan of Acquisition, it was agreed that for a one year period we would adjust the number of shares owned by the shareholder of Monitoring so that it maintained the same 17.4% ownership percentage in our company that it had on the date of the acquisition.  Due to the number of shares issued from August 18, 2006 though December 31, 2006, we issued to this shareholder the additional 6.3 million shares.

11661 San Vicente Blvd., Suite 707 • Los Angeles, CA • 90049
310.208.5589 T • 310.473.3177 F • matech@matechcorp.com
http://www.matechcorp.com

We accounted for the shares pursuant to the staff’s guidance applicable to initial public offerings in its Current Issues and Rulemaking Projects 11/16/98 -- Official Text Para C which states “The agreement to release the shares upon the achievement of certain criteria is presumed by the staff to be a separate compensatory arrangement between the registrant and the promoters. Accordingly, the fair value of the shares at the time they are released from escrow should be recognized as a charge to income in that period. However, the arrangement is not presumed to be compensatory if the shares are released to a person who has had no relationship to the registrant other than as a shareholder (for example, is not an officer, director, employee, consultant or contractor), and that person is not expected to have any other relationship to the company in the future”.  Based upon this guidance, we did not assign any value to shares issued pursuant to the anti-dilution provisions of the agreement.

    Note 2 - Summary of Significant Accounting Policies, page F-18

  Issuance of Stock for non-cash consideration, page F-24

We acknowledge the Staff’s advice regarding our disclosure requirements under Statement 123R and EITF 96-18 and will reflect the required disclosures in all future filings.

    Note 3 – Investments, page F-27

  Birchington, page F-28

The shares were place in escrow to assure Birchington that these shares would always be available for issuance regardless of the number of authorized shares we had remaining for issuance at the time the contingency lapsed. By placing the shares in escrow, Birchington was protected from us not having enough authorized and unissued shares to meet our obligation if the contingent shares needed to be issued.

We deemed the “downside price protection” as a derivative and recognized a liability for it which was valued at the end of each quarter with the liability being adjusted accordingly. When the contingent shares were issued, we charged operations with the balance of the liability totaling $585,735, and deemed the “downside price protection” to be $.0.

    Note 8 – Convertible Debentures, page F-34

  Increase in obligation to Palisades, page F-35

11661 San Vicente Blvd., Suite 707 • Los Angeles, CA • 90049
310.208.5589 T • 310.473.3177 F • matech@matechcorp.com
http://www.matechcorp.com

We acknowledge the Staff’s comments relating to our disclosure of the accounting of the additional interest expense on the Palisades debt and will reflect this disclosure in our future filings.

We have further reviewed EITF 96-19 relating to our treatment of the $418,530 non-monetary charges and believe that it should be reclassed from interest expense to gain on modification of convertible debt in our statement of operations.

    Note 11 Stockholders’ Equity. Page F-46

  Shares issued Ischian, page F-46

We issued the additional 11,688 (post-split) shares to Ischian investors pursuant to an agreement with the investors. We treated the additional shares as if the shares were issued pursuant to an anti-dilution provision and did not value the additional shares.  The price of the original shares sold to Ischian was negotiated in good faith between unrelated parties and agreed upon and therefore deemed to be fair value even though it was below the Company’s closing price.

We did not value the additional issued shares. We refer to our answer in item 3 above.

    Note 14, Subsequent Events, page F-58

  Increase in amount due Hyde Investments Ltd.

We refer Staff to our response to comment 15, the agreement as disclosed in the subsequent event footnote was revised. The facts involving the $500,000 increase in amount due on the debenture was indicated in our previous response and is indicates as follows.

The actual $500,000 increase in Hyde’s debt was actually in exchange for Hyde issuing a consultant 1,000,000 shares of our common stock which it owned. We valued the consulting services at $2,400,000, based on the trading price of our shares, and charged it to operations.  The actual entry relating to this transaction was:

Equity	$1,900,000 credit
Consulting expense	$2,400,000 debit
Convertible note payable	$ 500,000 credit

We valued the shares issued for the services at the trading price of our shares on the date issued pursuant to SFAS #123R.

11661 San Vicente Blvd., Suite 707 • Los Angeles, CA • 90049
310.208.5589 T • 310.473.3177 F • matech@matechcorp.com
http://www.matechcorp.com

Form 10-QSB/A for the three months and nine months ended September 30, 2007

Consolidated Balance Sheet F-1

  Deferred stock compensation

We have reviewed our prior response and accounting treatment of the deferred compensation in light of the Staff’s further comments and believe that the guidance for the proper treatment of the deferred compensation is in SAB 107 Topic E Queston 2, which states “Under Statement 123R, when compensation cost is recognized for instruments classified as equity instruments, additional paid-in-capital is increased. If the award is not fully vested at the grant date, compensation cost is recognized and additional paid-in-capital is increased over time as services are rendered over the requisite service period.”

We have made the revisions in our 10-KSB for the year ended December 31, 2007 and will continue on all future filings.

    Note 1 – Organization and basis of presentation

  Acquisition of BTCI

We acknowledge Staff’s comments and the significant information referred to will be included in our future filings.

    Restatement of Financial Statements, page F-11

  Derivative Liabilities

As reflected in our original financial statements for the year ended December 31, 2006, we discounted our derivative liabilities by approximately 95% to $1,904,483 under our market capitalization method. We determined that this valuation method was incorrect. We then restated our derivative liability to its actual fair value of $44,476,540 as determined by our outside consultants. We valued our derivatives pursuant to SFAS #133.

  Restatements under SFAS 154.

We refer Staff to our 10-KSB for the year ended December 31, 2007 which includes our revised disclosure of the prior period adjustments. Further, we believe that our disclosures in our September 30, 2007 10-QSB are consistent with the requirements of SFAS 154; however, we will provide the suggested additional information in our disclosure of the restatements in the second amendment to our 10QSB for the period ended September 30, 2007, which will be filed shortly.

11661 San Vicente Blvd., Suite 707 • Los Angeles, CA • 90049
310.208.5589 T • 310.473.3177 F • matech@matechcorp.com
http://www.matechcorp.com

    Note 7 – Convertible Debenture, page F-26
  Disclosure of derivative valuation, page F-29

The indicated disclosure reflects the market capitalization method which we have ceased to use. We will correct this disclosure in the second amendment of our 10-QSB for the period ended September 30, 2007.

    Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations, page 4.

    Results of Operations for the Nine Months Ended September 30, 2007 and 2006, page 6

We acknowledge the Staff’s comments relating to our disclosure of our research and development costs and will reflect this disclosure in our future filings.

We hope that the above provides sufficient information and addresses the concerns of the Commission.   We believe these matters have been addressed in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 filed with the Commission on April 14, 2008 and therefore amendments to the Annual Report on Form 10-KSB for the fiscal year ended December 30, 2006 and the Quarterly Report on Form 10-QSB for the nine months ended September 30, 2007 are not necessary.

Please copy our legal counsel on all future correspondence:

Lynne Bolduc, Esq.
Oswald & Yap LLP
16148 Sand Canyon
Irvine, CA  92618
Telephone: 949/788-8900
Fax: 949/788-8980
Email: lpb@oswald-yap.com

Please advise whether you have any additional comments.  Thank you for your review.

                                                                                                    Sincerely,

                                                                                                    /s/ Robert M. Bernstein

                                                                                                    Robert M. Bernstein,
                                                                                                    President

11661 San Vicente Blvd., Suite 707 • Los Angeles, CA • 90049
310.208.5589 T • 310.473.3177 F • matech@matechcorp.com
http://www.matechcorp.com